Exhibit 23.1

The Board of Directors
The RealReal, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-232528) on Form S-8  of The RealReal, Inc. of our report dated March 11, 2020, with respect to the balance sheets of The RealReal, Inc. as of December 31, 2019 and 2018, the related statements of operations, comprehensive loss, redeemable convertible preferred stock, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of The RealReal, Inc.

/s/ KPMG LLP

San Francisco, California
March 11, 2020